SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

May 21, 2004

AVECIA GROUP plc
(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934.)

Yes         NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________)

Enclosure: First Quarter Results 2004.

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Avecia Group plc

Financial Statements – March 31, 2004

TABLE OF CONTENTS

Item 1.     Financial Statements

Consolidated Profit and Loss Accounts for the three months ended March 31, 2004 (unaudited), and for the three months ended March 31, 2003 (unaudited).

Consolidated Balance Sheets as at March 31, 2004 (unaudited) and as at March 31, 2003 (unaudited).

Consolidated Cash Flow Statements for the three months ended March 31, 2004 (unaudited) and for the three months ended March 31, 2003 (unaudited).

Notes to the Financial Statements

Item 2.     Operating and Financial Review

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Avecia Group plc

Unaudited Interim Consolidated Profit and Loss Accounts

	Note	Financial Statements
		For the 3	For the 3
		months ended	months ended
		March 31, 2004	March 31, 2003
			Restated

		£ million	£ million

Turnover, including share of joint ventures		117.2	138.7
Less: share of joint ventures’ turnover		(2.5)	(3.6)

Group turnover	3	114.7	135.1

Operating costs		(118.1)	(131.3)
Other operating income		1.5	0.6

Group operating (loss) / profit	3	(1.9)	4.4

Share of operating profit of joint ventures		0.5	0.5

Exceptional items		29.0	0.1

(Loss) / profit on ordinary activities before interest and taxation		27.6	5.0

Interest received		0.4	0.5
Interest paid	4	(5.6)	(23.2)
Other finance costs		(0.5)	(0.6)

(Loss) / profit on ordinary activities before taxation		21.9	(18.3)

Taxation on profit / loss on ordinary activities		(0.5)	(0.4)

(Loss) / Profit on ordinary activities after taxation		21.4	(18.7)

Attributable to minority interests		(1.6)	(1.6)

Net (loss) / profit for the period		19.8	(20.3)

Prior period has been restated to reflect the adoption of FRS17.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Unaudited Interim Consolidated Balance Sheet

	Note	Consolidated	Consolidated
		Balance Sheet	Balance Sheet
		as at	as at
		March 31, 2004	March 31, 2003
			Restated

		£ million	£ million
Fixed assets
Tangible fixed assets		251.5	341.4
Intangible assets		252.5	329.2
Investments in joint ventures:
Goodwill on joint ventures		8.9	11.8
Share of gross assets		11.4	12.6
Share of gross liabilities		(1.3)	(1.6)

		19.0	22.8

		523.0	693.4
Current assets
Stocks		73.5	86.5
Debtors		114.4	133.5
Cash and cash equivalents		1.7	—

Total current assets		189.6	220.0

Total assets		712.6	913.4

Current liabilities
External loans due within less than 1 year	5	(88.5)	(22.6)
Other creditors		(90.1)	(93.3)

Total current liabilities		(178.6)	(115.9)

Net current assets		11.0	104.1

External loans due within more than 1 year	5	(363.0)	(551.6)
Provisions for liabilities and charges		(6.8)	(13.0)
Other creditors due within more than 1 year		(9.8)	(9.7)

Net assets excluding pension liability		155.4	223.2

Pension liability		(111.7)	(101.1)

Net assets including pension liability		42.7	122.1

Shareholders equity		4.4	84.8
PIK		38.3	37.3

Total		42.7	122.1

Prior period has been restated to reflect the adoption of FRS17.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow
	For the 3	For the 3
	months ended	months ended
	March 31, 2004	March 31, 2003

	£ million	£ million

Operating income before interest	(1.9)	4.4
Depreciation and amortization	13.9	16.5

Decrease / (Increase) in inventories	(4.1)	(1.1)
Decrease / (increase) in trade receivables and other assets	(23.5)	(17.2)
(Decrease) / increase in accounts payable, accrued expenses and trade provisions	1.9	(3.5)

Other cash and non-cash movements	(0.4)	0.1

Net cash inflow from operating activities	(14.1)	(0.8)

Returns on investments and servicing of finance
Dividends received from associates	—	—
Interest received	0.4	0.5
Interest paid	(19.9)	(19.4)

Net cash outflow from returns on investment and servicing of finance	(19.5)	(18.9)

Taxation	0.2	(0.3)

Capital expenditure and financial investments
Cash expenditure on fixed assets	(6.3)	(10.7)
Disposals of fixed assets	(0.1)	—

Net cash outflow from capital expenditure and financial investments	(6.4)	(10.7)

Acquisitions and disposals
Payments in respect of acquisitions	—	(1.9)
Disposals of other investments	70.5	21.1
Net cash disposed of	(0.1)	—

Net cash (outflow) / inflow from acquisitions and disposals	70.4	19.2

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Avecia Group plc

Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow
	For the 3	For the 3
	months ended	months ended
	March 31, 2004	March 31, 2003

	£ million	£ million
Financing
Repayment of finance lease capital	(0.2)	(0.2)
External Loans received / (repaid)	(36.7)	(5.4)

Net cash (outflow) / inflow from financing	(36.9)	(5.6)

Net (decrease) / increase in cash	(6.3)	(17.1)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements

1.     Basis of preparation

The unaudited interim combined and consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the combined financial statements set out in the Form 20-F for the period ended December 31, 2003.

The information contained in the following notes to the unaudited interim consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 31, 2003.

The interim consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at March 31, 2004 and March 31, 2003 and the results of operations and cash flows for the three months ended March 31, 2004 and March 31, 2003. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

2.     Accounting policies

Basis of accounting

The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Goodwill

On the acquisition of a business, fair values are attributed to the net assets acquired. Purchased goodwill, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is capitalized and is amortized to nil by equal annual installments over its estimated useful life.

Goodwill arising on the acquisition of the Specialty Chemicals division of AstraZeneca plc is being amortized over 15 years. Goodwill arising on subsequent acquisitions is also being amortized over 15 years.

On the subsequent disposal or termination of a business acquired, the profit or loss on disposal or termination is calculated after charging/crediting the unamortized amount of any related goodwill/negative goodwill.

Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Investments

A joint venture is an entity in which an interest is held on a long term basis and which is jointly controlled with one or more other venturers under a contractual agreement.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

The share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account on the equity accounting method. The holding value of significant joint ventures in the balance sheet is calculated by reference to equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Depreciation and amortization

The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Environmental liabilities

The business is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies

Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date.

Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Government grants

Government grants made as a contribution towards revenue expenditure, or for an objective with an associated revenue cost (such as job creation) are included on the balance sheet as deferred income and released to the profit and loss account in line with the costs being incurred.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Capital based government grants are included within accruals and deferred income in the balance sheet and credited to operating profit over the estimated useful economic lives of the assets to which they relate.

Where grants comprise both capital and revenue elements, these elements are split out on a reasonable basis and each element is treated as described above.

Leases

Assets held under finance leases are capitalized and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Post-retirement benefits

Avecia operates both Defined Benefit and Defined Contribution schemes. The assets of the pension schemes are held separately from those of the Group. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses. In the case of Defined Contribution schemes, the amount charged to the profit and loss account represents the contributions payable to the scheme in the period.

Research and development and advertising expenditure

Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

Stocks valuation

Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as selling price less costs of disposal.

Taxation

The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Turnover and revenue recognition

The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segment turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Where multiple-element sales arrangements exist, this entails the company recognizing revenue on individual contract elements for work performed or services rendered during the period.

Cash and liquid resources

Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Financial instruments

Financial instruments are used to hedge exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments. Gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are netted against the carrying value of the related debt and charged to the profit and loss account over the lives of the issue. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognized in the profit and loss account immediately.

If the hedge transaction is terminated, the profits and losses on termination are held on the balance sheet and amortized over the life of the original underlying transaction.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

3.     Segmental information

Classes of business:

Due to a change in Avecia’s management structure, a new segment – Biotechnology – will be reported separately. Biotechnology was formerly included within the Fine Chemicals segment. In addition, sales of services from our UK Manufacturing operations will now be included with the other Fine Chemicals businesses in a segment called Chemicals. Restatement of historic data under the new segment analysis can be found in Note 7.

The following tables analyse sales, operating profit, depreciation and amortization by business segment.

		Consolidated	Consolidated
		Financial Statements	Financial Statements
		for the	for the
		3 months ended	3 months ended
		March 31, 2004	March 31, 2003

		£ million	£ million
	Sales
	Electronic Materials	11.9	13.4
	Biotechnology	11.9	5.9
	Chemicals	20.1	36.8
	NeoResins	45.5	43.6
	Other	0.7	—

		90.1	99.7
	Discontinued businesses	24.6	35.4

		114.7	135.1

	Operating profit / (loss)
	Electronic Materials	(0.1)	(0.5)
	Biotechnology	(3.5)	(6.6)
	Chemicals	(1.8)	3.9
	NeoResins	6.9	7.4
	Other	(8.6)	(7.5)

		(7.1)	(3.3)
	Discontinued businesses	5.2	7.7

		(1.9)	4.4

	Depreciation and Amortization
	Electronic Materials	1.7	1.5
	Biotechnology	1.0	0.9
	Chemicals	1.7	3.5
	NeoResins	1.5	1.6
Other:	Goodwill amortization	7.2	7.8
	Depreciation	—	—

		13.1	15.3
	Discontinued businesses	0.8	1.2

		13.9	16.5

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Geographic areas:

The table below shows information by geographic area in which turnover and profits are generated. An analysis of turnover by customer location is also given.

	Consolidated Financial	Consolidated Financial
	Statements for the 3	Statements for the 3
	months to March 31,	months to March 31,
	2004	2003

	£ million	£ million
Turnover by customer location
United Kingdom	12.6	22.8
Continental Europe	46.2	44.6
The Americas	41.5	50.5
Asia, Africa and Australasia	14.4	17.2

Total	114.7	135.1

Turnover by supplier location
United Kingdom	32.0	44.8
Continental Europe	34.3	32.1
The Americas	38.8	48.4
Asia, Africa and Australasia	9.6	9.8

Total	114.7	135.1

Operating Profit / (Loss)
United Kingdom	0.4	5.3
Continental Europe	9.7	3.0
The Americas	(12.7)	(4.2)
Asia, Africa and Australasia	0.7	0.3

Total	(1.9)	4.4

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

4.     Interest Paid

	Consolidated	Consolidated
	Financial	Financial
	Statements	Statements
	for the 3 months to	for the 3 months
	March 31, 2004	to March 31,
		2003

	£ million	£ million

External interest paid	11.6	13.2
Revaluation (credited) / charged to interest	(7.6)	8.8
Fee amortization	1.6	1.2

	5.6	23.2

5.     Analysis of Debt

	Consolidated	Consolidated
	Financial	Financial
	Statements as at	Statements as at
	March 31, 2004	March 31, 2003

	£ million	£ million

External loans due within less than 1 year	88.5	23.4
External loans due after more than 1 year	363.0	551.6

	451.5	575.0

Analysis of debt shown net of un-amortized issuance costs:

	Consolidated Financial Statements
	as at March 31, 2004

	£ million	£ million
	Gross	Net

Term A Loan	67.1	62.5
Term B Loan	17.8	17.4
Term C Loan	19.2	18.8
High Yield Bond	298.1	288.8
Revolver Credit Facility	64.0	64.0

	466.2	451.5

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

	Consolidated Financial
	Statements as at
	March 31, 2004

	£ million	£ million
	Gross	Net

In one year or less, or on demand	29.7	25.7
Between one and two years	38.0	34.0
Between two and three years	42.7	39.8
Between three and four years	36.0	34.1
Between four and five years	18.1	16.3
In five years or more	301.7	301.6

	466.2	451.5

6.     Post balance sheet events

In March 2004 Avecia signed a definitive agreement to sell its Biocides business to Arch Chemicals Inc for approximately US$215 million. The disposal was completed on April 2, 2004. Dedicated manufacturing assets at Huddersfield, Grangemouth and Seals Sands in the UK, and Mount Pleasant in the USA, transferred to Arch as part of the sale. Arch also acquired a technical service laboratory and commercial offices in various locations. Approximately 290 employees worldwide have been transferred to Arch. The Group used the proceeds of this disposal to repay the remaining term debt outstanding under the banking facilities, leaving only outstanding the current drawn down amounts under the Revolving Credit Facility.

On 14 May 2004, the group secured amended committed bank financing by way of term debt of £100 million, repayable at 31 December 2005, together with a Revolving Credit Facility of £50 million.

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

7.     Historic Segmental Information

The historic financial information of Avecia, restated using the new segment analysis, is as follows:

		12 months	12 months	12 months
		ending	ending	ending
		31 December	31 December	31 December
		2003	2002	2001

		£ million	£ million	£ million
	Sales
	Electronic Materials	62.9	63.8	67.4
	Biotechnology	30.5	49.4	52.8
	Chemicals	92.0	136.3	152.2
	NeoResins	175.8	167.1	158.6
	Other	0.2	0.6	—

		361.4	417.2	431.0
	Discontinued businesses	123.8	158.5	372.6

		485.2	575.7	803.6

	Operating profit / (loss)
	Electronic Materials	3.8	2.1	6.7
	Biotechnology	(17.2)	(3.5)	5.0
	Chemicals	(70.1)	(0.1)	8.9
	NeoResins	27.4	29.9	26.5
	Other	(46.4)	(56.9)	(51.1)

		(102.5)	(28.5)	(4.0)
	Discontinued businesses	21.4	11.3	52.4

		(81.1)	17.2	48.4

	Depreciation and Amortization
	Electronic Materials	6.7	6.5	5.5
	Biotechnology	3.6	5.4	3.3
	Chemicals	70.7	25.8	16.1
	NeoResins	6.3	6.1	6.6
Other:	Goodwill amortization	43.0	53.5	43.5
	Depreciation	1.2	0.1	—

		131.5	97.4	75.0
	Discontinued businesses	4.7	5.4	14.1

		136.2	102.8	89.1

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Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

		3 months	3 months	3 months	3 months
		ending	ending	ending	ending
		31 March	30 June	30 September	31 December
		2003	2003	2003	2003

		£ million	£ million	£ million	£ million
	Sales
	Electronic Materials	13.4	15.8	15.8	17.9
	Biotechnology	5.9	5.4	10.6	8.6
	Chemicals	31.0	19.1	14.2	14.8
	NeoResins	43.6	46.6	44.6	41.0
	Other	5.8	5.5	1.7	0.1

		99.7	92.4	86.9	82.4
	Discontinued businesses	35.4	36.7	30.3	21.4

		135.1	129.1	117.2	103.8

	Operating profit / (loss)
	Electronic Materials	(0.5)	1.1	1.9	1.3
	Biotechnology	(6.6)	(5.8)	(1.0)	(3.8)
	Chemicals	3.9	(31.3)	(4.8)	(37.4)
	NeoResins	7.4	6.9	8.3	4.8
	Other	(7.5)	(23.0)	(5.7)	(10.7)

		(3.3)	(52.1)	(1.3)	(45.8)
	Discontinued businesses	7.7	7.7	4.8	1.2

		4.4	(44.4)	3.5	(44.6)

	Depreciation and Amortization
	Electronic Materials	1.5	1.7	1.6	1.9
	Biotechnology	0.9	0.8	0.9	1.0
	Chemicals	3.5	30.7	2.6	33.9
	NeoResins	1.6	1.6	1.6	1.5
Other:	Goodwill amortization	7.8	20.3	7.5	7.4
	Depreciation	—	0.2	0.2	0.8

		15.3	55.3	14.4	46.5
	Discontinued businesses	1.2	1.2	1.1	1.2

		16.5	56.5	15.5	47.7

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the three month period ending March 31, 2004. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the three month period ended March 31, 2004 included herein.

Financial Results

The following table sets forth turnover for each of 2004 and 2003.

	3 months	3 Months
	to March 31,	to March 31,	Actual %
	2004	2003	change

	£ million	£ million
Continuing operations:
Biotechnology	11.9	5.9	102%
Chemicals	20.1	36.8	(45%	)
Electronic Materials	11.9	13.4	(11%	)
NeoResins	45.5	43.6	4%
Other	0.7	—	n/a

Turnover from continuing operations	90.1	99.7	(10%	)
Discontinued operations: Specialty Products	24.6	35.4	(31%	)

Total historical turnover	114.7	135.1	(15%	)

The following table sets forth operating (loss)/ profit for each of 2004 and 2003:

	3 months to	3 Months to	Change in	Change in
	March 31,	March 31,	Operating	Depreciation
	2004	2003	Profit	&
				Amortisation

	£ million	£ million	£ million	£ million
Continuing operations:
Biotechnology	(3.5)	(6.6)	3.1	(0.1)
Chemicals	(1.8)	3.9	(5.7)	1.8
Electronic Materials	(0.1)	(0.5)	0.4	(0.2)
NeoResins	6.9	7.4	(0.5)	0.1
Other including unallocated cost	(8.6)	(7.5)	(1.1)	0.6

Operating (loss)/profit from continuing operations	(7.1)	(3.3)	(3.8)	2.2
Discontinued operations: Specialty Products	5.2	7.7	(2.5)	0.4

Total operating (loss)/profit	(1.9)	4.4	(6.3)	2.6

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Biotechnology turnover increased as the DNA business manufactured and supplied material for Genta during the first quarter of 2004.This was in contrast to the equivalent period in 2003, when no material was invoiced to Genta. Sales in the Biologics business also increased, as, despite similar levels of activity, completion of work for customers enabled more income to be recognised than for the equivalent period in 2003. This increase in income was partly offset by higher operating costs due to increased resource, but helped the business to reduce operating losses between the two periods.

Chemicals’ turnover decreased due primarily to the disposal of the Intermediates & Stabilisers business to Cytec in July 2003. In addition, in the first quarter of 2003 there was a significant one-off sale of pharmaceutical intermediate of over £13 million which did not recur in the rest of 2003 or in 2004. This reduction in sales reduced operating profits in the segment, despite reductions in costs following the restructuring activities undertaken in 2003.

Electronic Materials’ turnover was reduced by adverse rates of exchange and lower demand from some InkJet customers in the first three months of 2004. This reduction in income was more than offset by reduced fixed costs in the businesses and favourable settlement of a duty drawback claim in the United States, helping to reduce operating losses in the first quarter of 2004 from the equivalent period in 2003.

NeoResins’ turnover increased due to improved demand from customers in coatings and graphic arts. However much of the volume growth was in product lines with lower than average margins, which was insufficient to offset higher raw material prices, which the business was unable to pass on to customers, and which therefore led to a decrease in operating profits.

Specialty Products’ (discontinued) turnover decreased due to the disposal of the Metal Extraction business in July 2003 and the disposal of the Additives business in January 2004. The remaining Specialty Products business, Biocides, was exited in April 2004.

Other operating losses, including goodwill amortisation, increased between the two periods due to the impact of favourable exchange gains in 2003 which had helped offset central operating costs in that period.

Analysis of other Items and Net Losses

	3 months to	3 Months to
	March 31,	March 31,	Change
	2004	2003

	£ million	£ million	£ million

Share of operating profit from JV	0.5	0.5	—
Profit on disposal of business	29.0	0.1	28.9
Net interest and finance costs	(5.7)	(23.3)	17.6
Taxation	(0.5)	(0.4)	(0.1)
Net loss	21.4	(18.7)	40.1

Share of operating profits from our Joint Venture, Image Polymers was maintained at £0.5millon.

The profit on disposal represents the profits realised through the sale of the Additives business to Lubrizol in January 2004.

The taxation charge in 2004 was broadly similar to the equivalent period in 2003.

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Analysis of Net Interest and Finance Costs

	3 months to	3 Months to
	March 31,	March 31,	£m change
	2004	2003

Net interest payable on loans	(11.2)	(12.7)	1.5
Net exchange gains and losses	7.6	(8.8)	16.4
Amortisation of finance fees	(1.6)	(1.2)	(0.4)
FRS 17: Other finance costs	(0.5)	(0.6)	0.1

	(5.7)	(23.3)	17.6

Net interest payable on loans decreased in 2004 due to the reduction in bank debt arising from term debt prepaid from the disposals in 2003, plus the favourable impact of exchange rates on Bond interest payable in US Dollars.

Liquidity and capital resources

	3 months to	3 Months to
	March 31,	March 31,
	2004	2003

	£ million	£ million

Cash inflow from operating activities	(14.1)	(0.8)
Dividends from joint ventures	—	—
Returns on investments and servicing of finance	(19.5)	(18.9)
Taxation	0.2	(0.3)
Capital expenditure	(6.4)	(10.7)
Acquisitions and disposals	70.4	19.2

Cash (outflow)/inflow before financing	30.2	11.4

Financing	(36.9)	(5.6)

(Decrease)/Increase in cash in the period	(6.3)	(17.1)

Operating profits before depreciation and amortization reduced by £8 million between the two periods, and combined with a significant increase in debtors caused by timing of sales towards the end of the 1st quarter in 2004, this led to an increase in the cash outflow from operating activities of nearly £15 million.

Interest payable by the group increased slightly due to timing of charges on bank debt relating to fees and swap payments.

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Avecia Group plc

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Cash capital expenditure in the three months to March 31, 2004 was lower than the equivalent period in 2003 following completion of the construction of the Advanced Biologics Facility at Billingham in late 2003.

In the three months to March 31, 2004 the Group received £70.4 million relating to the disposal of subsidiaries. This comprised the consideration for the disposal of the Additives business on 31 January, 2003, net of some of the costs of the transaction. £57 million of these proceeds were used to prepay bank term debt in February 2004.

At March 31, 2004 the group had outstanding external borrowings of £466.2 million, gross of capitalised issue costs, comprising £298.1 million of 11% Senior Notes due 2009, £67.1 million of Senior Secured Credit Facility repayable in semi-annual instalments between 2003 and 2006 (Term Loan A), £17.8 million of Senior Secured Credit Facility repayable in 2007 (Term Loan B), £19.2 million of Senior Secured Credit Facility repayable in 2008 (Term Loan C). As at March 31, 2004 £64 million of the Senior Secured Revolving Credit facility had been utilized, compared with a drawdown at 31 December 2003 of £44 million.

Following the successful disposal of its Biocides businesses during April 2004, the Group used the proceeds of this disposal to repay the remaining term debt outstanding under the banking facilities, leaving only outstanding the current drawn down amounts under the Revolving Credit Facility.

This financing structure was considered no longer appropriate for the needs of the Group in the medium term and the Group has secured amended committed bank financing to replace the existing revolving credit drawn down. The amended financing is for term debt of £100 million, repayable at 31 December 2005, together with a Revolving Credit Facility of £50 million, and was put in place on 14 May 2004.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avecia Group plc

Date: May 21, 2004	By: /s/:	Derrick Nicholson
Name: Derrick Nicholson
Title: Finance Director